Exhibit 1

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on September 2, 2013

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Perion Network Ltd., that our 2013 Annual General Meeting of Shareholders will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on Monday, September 2, 2013, at 4:00 p.m. (Israel time) (the “Meeting”), and thereafter as may be adjourned from time to time, for the following purposes:

1.	To approve the re-election of Mr. David Jutkowitz as an external director;

2.	To approve the re-election of Mr. Josef Mandelbaum and Mr. Alan Gelman as directors;

3.	To approve the cash compensation to be paid to our non-executive directors;

4.	To approve an amended and restated Memorandum of Association of the Company;

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors, and to authorize our Board of Directors to fix their compensation; and

6.	To review the Company's financial statements for the year ended December 31, 2012, and to transact such other business as may properly come before the Meeting.

Throughout this Notice of 2013 Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the "Company", "Perion", "we", "us", "our" and "our company" to refer to Perion Network Ltd. and terms such as "shareholders", "you" and "your" to refer to our shareholders.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on August 5, 2013 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company not later than the close of business on September 1, 2013 in order to be counted in the vote to be held in the Meeting.  You may also present the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on August 30, 2013, or by presenting a later dated proxy card to the chairperson at the Meeting or by voting in person at the Meeting if you are the record holder of the shares. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card.  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

Joint holders of shares should note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Ms. Limor Gershoni Levy, the Company's Corporate Secretary and General Counsel, at +972-3-769-6100.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the Board of Directors, Tamar Gottlieb Chairperson of the Board of Directors Date: July 29, 2013

PROXY STATEMENT

Perion Network Ltd.
4 HaNechoshet Street
Tel Aviv 69710
Israel

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on September 2, 2013

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Perion Network Ltd. in connection with the solicitation by our Board of Directors (the “Board of Directors”) for use at our 2013 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2013 Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on Monday, September 2, 2013, at 4:00 p.m. (Israel time) (the “Meeting”), or at any adjournment thereof. The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is August 5, 2013.

The agenda of the Meeting will be as follows:

1.	To approve the re-election of Mr. David Jutkowitz as an external director;

2.	To approve the re-election of Mr. Josef Mandelbaum and Mr. Alan Gelman as directors;

3.	To approve the cash compensation to be paid to our non-executive directors;

4.	To approve an amended and restated Memorandum of Association of the Company;

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors, and to authorize our Board of Directors to fix their compensation; and

6.	To review the Company's financial statements for the year ended December 31, 2012, and to transact such other business as may properly come before the Meeting.

Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of 2013 Annual General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of 2013 Annual General Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE MATTERS TO BE ACTED UPON, THE ORDINARY SHARES REPRESENTED BY A SIGNED PROXY WILL BE VOTED FOR THE PROPOSALS RECOMMENDED BY OUR BOARD OF DIRECTORS AS SET FORTH IN THE ACCOMPANYING NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation or a later dated proxy no later than the close of business on August 30, 2013, or (ii) requesting the return of the proxy at the Meeting or delivering a later dated proxy to the chairperson at the Meeting or voting in person at the Meeting if such shareholder is the record holder of the shares.

           As of July 26, 2013, we had 12,466,964 Ordinary Shares outstanding. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33-1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

Proxies for use at the Meeting are being solicited by the Board of Directors.  Only shareholders of record at the close of business on August 5, 2013 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about August 9, 2013 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules to vote on "routine" matters only. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares voted on every proposal at the Meeting.

If you attend the Meeting and are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card.  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. If your shares are held by a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the “SEC”), which are also available to the public at the Israel Securities Authority’s website at: www.magna.is.gov.il. We encourage you to read the entire Proxy Statement carefully.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

           The following table sets forth certain information as of July 26, 2013, concerning (i) the only persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all directors and officers as a group.

	Shares Beneficially Owned1
5% Shareholders	Number	Percent

Holine Finance Ltd.2	1,109,732	8.9%

Directors and officers as a group (15 persons)3	590,827	4.6%

1 The number of Ordinary Shares and percentages of ownership are based on 12,466,964 Ordinary Shares outstanding as of July 26, 2013. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such Ordinary Shares. Ordinary Shares subject to options that are currently exercisable or exercisable within 60 days of July 26, 2013 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable. The Ordinary Shares beneficially owned by our directors may include Ordinary Shares owned by their family members, as to which such directors disclaim beneficial ownership.

2 Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on December 10, 2012, by Holine Finance Ltd.

3 Includes options to purchase 476,127 Ordinary Shares, exercisable within 60 days of July 26, 2013.

PROPOSAL ONE

RE-ELECTION OF MR. DAVID JUTKOWITZ AS AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the "Companies Law"), to appoint at least two external directors. Our currently serving external directors are Messrs. Avichay Nissenbaum and David Jutkowitz. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations" with the company or its "affiliates", as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his role as an external director. For a period of two years from termination of an external director from office, the company may not appoint such former external director as a director or employee of the company or receive professional services from such former external director for compensation.

Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to three three-year terms. Pursuant to a regulation promulgated under the Companies Law, a company listed on the Nasdaq Stock Market may re-elect an external director for additional terms of up to three three-years each if the company’s audit committee and board of directors have resolved that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an external director is in the best interests of the company. Each committee of a company's board of directors is required to include at least one external director, except that the audit committee and compensation committee are required to include all the external directors.

Pursuant to the Companies Law, our Board of Directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations that our Board of Directors should have. In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Jutkowitz has such expertise. In addition, our Board of Directors has determined that Mr. Jutkowitz, who is an independent director (as defined in the NASDAQ Listing Rules) and serves on our audit committee, qualifies as an "audit committee financial expert" as defined in the SEC rules. At the Meeting, shareholders will be asked to re-elect Mr. Jutkowitz as an external director, for a third term of three years. Mr. Jutkowitz's term will commence upon the expiration of his present term on January 6, 2014.  Please see Proposal Three below for the compensation of our non-executive directors.

A brief biography of the nominee is set forth below:

David Jutkowitz has been an external director of the Company since December 2007, and in January 2011, he was reelected to serve a second three year term.  Mr. Jutkowitz serves as a director of Extal Ltd., and of King Engine Bearings Ltd. (TASE: KING). From 2006 to 2010, Mr. Jutkowitz served as a director of Arad Investment and Industrial Development Ltd. (TASE: ARAD), and from 2001 to October 2007, Mr. Jutkowitz served as an external director of Carmel Investment Group Ltd., and as a member of the audit, investment and portfolio committees of Carmel Investment Group Ltd.  From 2000 to 2003, Mr. Jutkowitz served as the Chief Executive Officer of BXS Ltd. From 1995 to 2002, Mr. Jutkowitz served as the Chief Executive Officer of E.L. Advanced Science Ltd.  From 1976 to 2001, Mr. Jutkowitz served as the Chief Financial Officer of Etz Lavud Ltd.

Required Approval

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution; provided that either (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither: (a) “controlling shareholders” (as such term is defined in the Companies Law) nor (b) having a "personal interest" in the appointment merely as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in the case of this Proposal One only, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with a controlling shareholder. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Since it is highly unlikely that any of our public shareholders has such a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company's Corporate Secretary and General Counsel, at +972-3-769-6100 or limorg@perion.com, for instructions on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Ordinary Shares in "street name", you may also contact the representative managing your account, who would then contact us on your behalf.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that David Jutkowitz be elected to a three-year term as an external director of the Company, commencing on January 6, 2014.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL TWO

ELECTION OF MR. JOSEF MANDELBAUM AND MR. ALAN GELMAN AS DIRECTORS

Pursuant to our articles of association, our Board of Directors generally consists of seven directors, two of whom qualify as “external directors” under the Companies Law and have been determined by our Board of Directors to qualify as “independent” for the purpose of the NASDAQ Listing Rules. Other than external directors, who are subject to special election requirements under Israeli law, our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and voting at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually. At this Meeting the term of the second class (Messrs. Josef Mandelbaum and Alan Gelman) shall expire.

At the Meeting, you will be asked to re-elect each of Messrs. Josef Mandelbaum and Alan Gelman to our Board of Directors to serve until our annual meeting of shareholders to be held in the year 2016 and the due election of his successor or his earlier resignation or removal. Mr. Mandelbaum is our Chief Executive Officer.  Mr. Gelman qualifies as an “independent director” under the NASDAQ rules, while Mr. Mandelbaum, our Chief Executive Officer, does not.

As discussed in Proposal One above, Mr. David Jutkowitz will be subject to re-election at the Meeting as an “external director”. The other directors of the Company shall continue to serve as directors in accordance with the terms of the Company’s Articles of Association and applicable law.

The two nominees for election at the Meeting have been approved by our governance and nominating committee.  Please see Proposal Three below for the compensation we propose to pay to Mr. Gelman.

In the event that Mr. Mandelbaum or Mr. Gelman should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named therein as proxy in accordance with their best judgment. The Company is not aware of any reason why either of them, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mr. Mandelbaum or Mr. Gelman.

A brief biography of each nominee is set forth below:

Josef Mandelbaum has been the Chief Executive Officer of the Company since July 2010 and has served as a director since January 2011. From 1998 to 2010, Mr. Mandelbaum served in various positions at American Greetings Corporation (NYSE: AM), including as Chief Executive Officer of the AG Intellectual Properties group, from 2000 to 2010 and as Senior Vice President of the Sales and Business Development of the AG Interactive group, from 1998 to 2000. Mr. Mandelbaum holds a B.A. in economics from Yeshiva University and an M.B.A. from the Weatherhead School of Management at Case Western Reserve University.

Alan Gelman has been a director of the Company since August 2011. From December 2012 to June 2013, he served as the Global CFO and Deputy CEO of Better Place Inc. From 2008 to 2012, Mr. Gelman served as the Chief Financial Officer and Deputy Chief Executive Officer of Bezeq the Israeli Telecommunication Corp Ltd. (TASE: BEZQ). From 2006 to 2012, Mr. Gelman served in various positions at the Delek Group Ltd. (TASE: DELKG), including as the Chief Financial Officer from 2008 to 2012, and as Deputy Chief Executive Officer from 2006 to 2008. From 2001 to 2006, Mr. Gelman served as the Chief Financial Officer of Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), and from 1997 to 2000, he served as the Chief Financial Officer of Barak ITC. Mr. Gelman serves as Chairman of the Board of Directors of Better place Denmark and a director of various subsidiaries of Better Place Inc. Mr. Gelman holds a B.A. in Accounting from Queens College and an M.B.A. from Hofstra University.  Mr. Gelman is licensed as a Certified Public Accountant in the United States and in Israel.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Mr. Josef Mandelbaum is hereby elected to serve as a director for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2016 and the due election of his successor.

RESOLVED, that Mr. Alan Gelman is hereby elected to serve as a director for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2016 and the due election of his successor."

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

PROPOSAL THREE

CASH COMPENSATION OF OUR NON-EXECUTIVE DIRECTORS

At the Meeting, you will be asked to approve an increase in the compensation for each of our non-executive directors who s our Board of Directors from time to time, all in accordance with the terms set forth below.  The compensation of external directors is strictly governed by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”). We propose to pay our external directors the same compensation, in the form of cash and stock options, which is paid to our non-external directors. In the event that any changes are made from time to time in the future to the compensation terms of our external directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of our non-external, non-executive directors. Conversely, in the event that any changes are made from time to time in the future to the compensation terms of our non-external, non-executive directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of our external directors.

Under a recent amendment to the Companies Law, the compensation of directors requires the approval of the compensation committee, board of directors and shareholders, in that order. We are also required to adopt a compensation policy. Until a compensation policy is adopted, the compensation committee and the board of directors are required to review, discuss and approve any proposed compensation of directors in light of certain criteria set forth in the Companies Law.

Our current non-executive directors are David Jutkowitz (an external director) and Alan Gelman, both of whom are subject to re-election at the Meeting, Tamar Gottlieb (our Chairperson), Iris Beck, Avichay Nissenbaum (an external director) and Adi Soffer Teeni. For more information regarding these directors, see Item No. 6A of our Annual Report on Form 20-F/A, which was filed on April 29, 2013 with the SEC.

Cash Compensation and Reimbursement

The cash component of the compensation of our non-executive, non-external directors currently consists of an annual fee of $35,000, subject to adjustment for changes in the Israeli consumer price index and applicable changes in the Compensation Regulations, and no additional fees for participation in meetings. The current cash compensation of the external directors is $25,000 per year and $500 per meeting, subject to adjustment for changes in the Israeli consumer price index and applicable changes in the Compensation Regulations.  In addition, each non-executive director is entitled to reimbursement for travel expenses in accordance with our travel reimbursement policy for directors.  Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, an increase in the annual fee payable to each non-executive director (including external directors) who serve from time to time, to $40,000, subject to adjustment for changes in the Israeli consumer price index and applicable changes in the Compensation Regulations, and no additional fees for participation in meetings.

Equity Compensation

In accordance with our shareholders' approval in December 2007, as amended by our shareholders in July 2009, each of our non-executive directors who serve from time to time also receive for each year of service, options to purchase 10,000 Ordinary Shares (the "Annual Grant"), pursuant to the following terms: (a) the Annual Grant is made immediately following our annual meeting of shareholders in each year; (b) each option is exercisable for a term of five years at an exercise price per share equal to the closing price of our Ordinary Shares on the date of the applicable annual meeting of shareholders on which such option was granted, as reported by the NASDAQ Stock Market; (c) the options vest in three equal installments on each anniversary of the Annual Grant; (d) following termination or expiration of the applicable director's service with the Company, provided that the termination or expiration is not for “cause" (as such term is defined in the Company's 2003 Israeli Share Option Plan, as amended (the "Plan")), and not resulting from the director's resignation, the stock options granted to such director would retain their original expiration dates, and the next upcoming tranche of stock options, of each grant, that are scheduled to vest immediately subsequent to the termination date, if any, will automatically vest and become exercisable immediately prior to the date of termination or expiration of the applicable director's service; and (e) to avoid a possible conflict of interest while discussing a "Change of Control" of the Company (which may result in the termination of the director’s term of office), all unvested options held by the director will automatically vest and become exercisable upon such "Change of Control" event. "Change of Control" is defined for these purposes as: (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company; (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules). Any and all other terms and conditions pertaining to the grant of the options will be in accordance with, and subject to, the Plan and our standard option agreement. For more information regarding options issued under the Plan, see Item No. 6B of our Annual Report on Form 20-F/A, which was filed on April 29, 2013 with the SEC.

Required Approval

The compensation of directors generally requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the compensation of non-executive directors, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the compensation of non-executive directors does not exceed two percent of the outstanding voting power in the Company.  The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.  All of our non-executive directors are deemed to have a "personal interest" in this matter. For a discussion of the voting procedure regarding personal interests, please see Proposal One above, in under the caption “Required Approval”.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, effective as of the date of the Meeting, that the compensation terms of all our non-executive directors, who serve as directors of the Company from time to time, all as described in the Proxy Statement, be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL FOUR

APPROVE AN AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION OF THE COMPANY

Since we were incorporated in 1999 under the Israeli Companies Ordinance [New Version], 5743-1983, prior to the February 1, 2000 effective date of the Companies Law, we have both a Memorandum of Association and an Articles of Association.  Over the years, we have amended various matters relating to our Memorandum of Association, but it has not been updated to reflect all the amendments.  At the Meeting, we will propose to approve an amended and restated version of our Memorandum of Association in the form attached hereto as Appendix A.

Required Approval

For the avoidance of doubt, for approval of this matter, we are seeking the affirmative vote of at least 75% of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve an amended and restated Memorandum of Association of the Company in the form attached hereto as Appendix A."

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL FIVE

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY,
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2004. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company's independent public accountants.  Our Audit Committee has recommended the re-appointment of Kost Forer Gabbay & Kasierer as the Company's independent registered public accounting firm until next year's annual meeting of shareholders. Subject to the approval of this proposal, the Board of Directors will be authorized fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the Audit Committee of the Board of Directors, as contemplated by the Sarbanes-Oxley Act.

Required Approval

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Company until next year's annual meeting of shareholders, and that the Board of Directors be authorized to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee.”

Our Board of Directors recommends a vote "FOR" approval of the proposed resolution.

PROPOSAL SIX

REVIEW THE COMPANY'S ANNUAL FINANCIAL STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2012

Our audited financial statements for the year ended December 31, 2012 are included in our Annual Report on Form 20-F/A filed with the SEC on April 29, 2013.  You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov and at the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.  These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote by the shareholders.

The Board of Directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

Date: July 29, 2013	By Order of the Board of Directors, Tamar Gottlieb Chairperson of the Board of Directors

Appendix A

[English version of proposed form of Amended and Restated Memorandum of Association of Perion
Network Ltd.; wording added after original form is underlined]

PERION NETWORK LTD.
AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

1.	Name of the Company: Perion Network Ltd.

2.	The objective for which the Company was formed:

(a)	The development, manufacture and marketing of software.

(b)	Any other objective determined by the Company's board of directors.

3.	The liability of the shareholders is limited.

4.	The Company's share capital is NIS 400,000, consisting of 40,000,000 ordinary shares, each having a nominal value of NIS 0.01.

5.
Amendments to this Memorandum of Association shall be adopted if approved by the holders of a simple majority of the voting power of the Company represented at the meeting, in person or by proxy, and voting thereon.